May 26, 2016

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christy Adams
Ivette Leon
Paul Fischer
Terry French

Re:	iHeartMedia, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
Form 10-Q for the Fiscal Quarter Ended March 31, 2016
Filed May 4, 2016
File No. 000-53354

Ladies and Gentlemen:

Set forth below are the responses of iHeartMedia, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 16, 2016, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 (the “10-Q”).

For your convenience, the responses are prefaced by the exact text of the Staff’s comments in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 7. Income Taxes, page 102

1.	Please disclose the U.S. income (loss) before income tax expense (benefit), pursuant to Rule 4-08(h)(i) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and in future Form 10-K filings will further clarify the U.S. income (loss) before income tax expense (benefit) in the Income Tax footnote, with disclosure substantially as set forth below:

U.S. loss before income tax taxes was approximately $(XXX.X) million, $(700.4) million and $(800.9) million for 2016, 2015 and 2014, respectively. Foreign income before income taxes was approximately $XX.X million, $49.9 million and $97.2 million for 2016, 2015 and 2014, respectively.

2.	Please tell us the amount of undistributed earnings of foreign subsidiaries and how you complied with the disclosure requirements of ASC 740-30-50-2.

Response:

The Company respectfully refers the Staff to disclosures in Note 1 to the Consolidated Financial Statements on page 85 of our Form 10-K for the year ended December 31, 2015, where our disclosure indicates that the Company has accumulated deficits in foreign earnings and profits.

ASC 740-30-50-2 states that certain information shall be disclosed whenever a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and joint ventures. As disclosed in Note 1 on page 85 of our 2015 Form 10-K, the Company is in a deferred tax asset position with respect to its investment in foreign subsidiaries as a result of tax basis amounts being greater than financial reporting bases. The disclosures listed in ASC 740-30-50-2(a)-(d) are therefore not applicable to the Company. Nevertheless, the Company did disclose in Note 1 that the determination of the amount of federal income taxes, if any, that might become due in the event that our foreign earnings are distributed is not practicable.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Item 1. Legal Proceedings

Noteholder Litigation, page 28

3.	We refer to the Notices of Default received by iHeartCommunications, Inc. on March 7, 2016 from certain holders holding more than 25% of the outstanding principal amount of four of iHeartCommunications’ outstanding series of Priority Guarantee Notes. We also note the related disclosures filed May 3, 2016 in Form 8-K that you have entered into mediation with certain of the holders to try to resolve the dispute and to explore possible alternatives to the terms of the company’s existing senior secured indebtedness. In this regard, please tell us your basis for concluding that noncurrent classification of this debt and other obligations subject to cross-default and cross-acceleration provisions is appropriate at March 31, 2016. Please refer to ASC 470-10-45-11 for further guidance.

Response:

The Company respectfully advises the Staff that, as disclosed in its Current Report on Form 8-K filed on March 9, 2016, the State District Court in Bexar County, Texas (the “Court”) granted a temporary restraining order (i) rescinding the notices of default until the temporary restraining order expires pursuant to its terms or until further order of the Court, and (ii) restraining and enjoining these noteholders from issuing additional notices of default on the

Priority Guarantee Notes or any other indebtedness of the Company based upon the contribution of 100,000,000 shares (the “Shares”) of Class B common stock of Clear Channel Outdoor Holdings, Inc. from Clear Channel Holdings Inc., one of our wholly-owned subsidiaries, to Broader Media, LLC, one of our wholly-owned subsidiaries that is an “unrestricted subsidiary” under the indentures governing the Priority Guarantee Notes (the “Contribution”). On April 6, 2016, the Court extended the temporary restraining order until the conclusion of a trial on the merits. The trial began on May 16, 2016, and on May 24, 2016, the Court granted the Company’s request for a declaratory judgment that the Contribution was a permitted investment under the indentures governing the Priority Guarantee Notes and issued a permanent injunction against the appearing noteholders that permanently rescinded their notices of default and prohibited them from issuing notices of default with respect to the Contribution.

ASC 470-10-45-11 addresses the classification of long-term debt when there has been a covenant violation or other default at the balance sheet date and as a result of such violation or default the debt is callable by the creditor. It also addresses situations when such a violation or default is anticipated to occur within the next year. The Company believes that no Event of Default (which, under the terms of the indentures, would occur 60 days after receipt of written notice of a default) has occurred, and the Court has ruled that the Contribution was a permitted investment under the indentures governing the Priority Guarantee Notes, thus there has been no violation or other default, nor is such violation or other default anticipated to occur within the next year, in each case that would result in the debt being callable. Moreover, if the Court had ruled that the Contribution was not permitted under the indentures governing the Priority Guarantee Notes, the Company had the ability to unwind the Contribution by returning the Shares to Clear Channel Holdings, Inc. and cure the alleged default. In addition, none of the possible alternatives being explored in the mediation between the Company and these noteholders contemplate the acceleration of due dates for any tranche of the Company’s long-term debt. Therefore, the Company does not believe that an Event of Default has occurred or is likely to occur as a result of the Contribution and as a result believes the Priority Guarantee Notes and other obligations subject to cross-default and cross-acceleration provisions are properly classified as noncurrent as of March 31, 2016.

4.	With respect to the Notices of Default received, in future filings, please include the footnote disclosures required by Rule 10-01(a)(5) of Regulation S-X specifically relating to material contingencies. In your response, please provide us with your proposed disclosures and quantify the total amount of debt that would be impacted if the outcome of mediation or litigation is unfavorable.

Response:

The Company acknowledges the Staff’s comment and undertakes to include in all future filings any applicable footnote disclosure required by Rule 10-01(a)(5) of Regulation S-X. The Company respectfully advises the Staff that it believes the Contribution was made in full compliance with the Company’s financing agreements and that there was no basis for the issuance of the Notices of Default. As mentioned in response to Comment #3, the Court has ruled that the Contribution was a permitted investment under the indentures governing the Priority Guarantee Notes. As a result, the Company does not believe that the Contribution and the related litigation had or will have a material impact on the Company or its financial statements and therefore there is no material contingency to be disclosed. Consistent with its quarterly procedures, in connection with preparing its next Quarterly Report on Form 10-Q, the Company will review Rule 10-01(a)(5) of Regulation S-X to determine if any additional footnote disclosure is required.

Finally, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (210) 822-2828.

Sincerely,

/s/ Robert H. Walls, Jr.
Robert H. Walls, Jr.
Executive Vice President and General Counsel

4